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SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)* ULH Corporation
(Name of Issuer) Common Stock, $.01 Par Value
(Title of Class of Securities) 904761202
(CUSIP Number)
Bank of America Corporation
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
2/21/01
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for all other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 904761202	Page _____ of _____ Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 (see item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 shares
WITH	10	SHARED DISPOSITIVE POWER 0 (see item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value $.01 per share (the "Common Stock"), of ULH Corporation, a Delaware corporation, (formerly known as Uniholding Corporation), (the "Company"). The principal executive office of the Company is located at 96 Spring Street, New York, New York 10012.

Item 2. Identity and Background

This statement is filed by Bank of America Corporation, a Delaware corporation (the "Reporting Person"). The business address of the Reporting Person is 100 North Tyron Street, Charlotte, North Carolina 28255. The Reporting Person is engaged in the business of acting as a multi-bank holding company.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

This filing is being made to reflect the sale of 232,494 shares of Common Stock of the Company which was made pursuant to a Stock Purchase and Settlement Agreement dated February 21, 2001 (the "Agreement") between Banc of America Securities LLC, a Delaware limited liability company, and a wholly-owned subsidiary of the Reporting Person and Unilabs Holdings, S.A. (the "Purchaser"). The purchaser paid $6 per share for these shares of Common Stock and paid certain costs and fees associated with the action brought by the Reporting Person in the Delaware Chancery Court against the Purchaser and others (the "Litigation") and the transactions which were the subject of the Litigation. Under the Agreement and a Stock Purchase Agreement dated February 21, 2001 between Banc of America Securities LLC and Purchaser, the parties are to execute and file with the Delaware Chancery Court a Stipulation and Order dismissing with prejudice the claims of Banc of America Securities LLC in the Litigation.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act

As of the date of this filing, the Reporting Person beneficially owns no shares of Common Stock of the Company.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared

None.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Aside from the sale described in Item 4, there were no transactions in the Common Stock of the Company.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Stock Purchase and Settlement Agreement, dated as of February 21, 2001 between Unilabs Holding, S.A. and Banc of America Securities, LLC

Exhibit 2: Costs and Fees Agreement, dated as of February 21 between Unilabs Holdings S.A. and Banc of America Securities, LLC

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation
4/10/01	By: /s/
Date	Signature Jeff Peskind, Managing Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

M1:731992.01

5 of 5

Exhibit 1

STOCK PURCHASE AND SETTLEMENT AGREEMENT, dated as of February 21, 2001, between Unilabs Holdings S.A., ("Unilabs Holdings"), a corporation organized and existing under the laws of Panama, and Banc of America Securities LLC ("BOA Securities"), a [Delaware] limited liability company

WHEREAS, BOA Securities is the beneficial owner of 232,494 shares of voting common stock, par value $0.01 (the "Common Stock"), of ULH Corporation, f/k/a UniHolding Corporation, a Delaware corporation ("ULH "); and

WHEREAS, BOA Securities has commenced a lawsuit in the Court of Chancery for the State of Delaware entitled Grace Brothers, Ltd. and Banc of America Securities LLC v. UniHolding Corporation, Unilabs Group Limited, Unilabs Holdings SA, Edgard Zwirn, Enrico Gherardi, Alessandra van Gemerden, Tobias Fenster, Daniel Regolatti, Pierre-Alain Blum, and Bruno Adam, C.A. No. 17612-NC., against Unilabs Holdings and ULH, and certain current and former affiliates, officers and directors of ULH (the "Lawsuit"); and

WHEREAS, Unilabs Holdings desires to purchase, and BOA Securities desires to sell, all 232,494 shares of Common Stock (the "Shares") owned by BOA Securities; and

WHEREAS, the parties wish to settle and terminate with prejudice all litigation, including the Lawsuit, and any other claims, known or unknown, among them or their affiliates, officers or directors, without admitting or denying any liability; and

WHEREAS, the parties shall, upon the Closing Date (as defined below), enter into a Costs and Fees Agreement (the "Costs and Fees Agreement"), for the payment of certain costs and fees associated with the Lawsuit;

NOW, THEREFORE, the parties agree as follows:

1. Purchase and Sale of Shares. (a) Upon the terms and subject to the conditions set forth in this Agreement, on February 21, 2001 (the "Closing Date"), BOA Securities shall sell to Unilabs Holdings, and Unilabs Holdings shall purchase from BOA Securities, the Shares, free and clear of all security interests, liens, pledges, charges, escrows, options, rights of first refusal, encumbrances, restrictions, agreements, arrangements, commitments or other claims of any kind or character (collectively, "Claims").

    In consideration of the sale of the Shares by BOA Securities to Unilabs Holdings, on the Closing Date, Unilabs Holdings shall pay to BOA Securities $6.00 per share for the Shares, for a total of $1,394,964 (the " Purchase Price"), in accordance with the instructions attached hereto as Schedule A. The payment of the Purchase Price and the transfer of the Shares shall take place on the Closing Date at the offices of Covington & Burling, 1330 Avenue of the Americas, New York, NY 10019 or at such other place as the parties shall agree.

(c) All transfer, documentary, sales, use, stamp, registration and other such taxes and fees shall be borne and paid by BOA Securities.

2. Representations and Warranties. BOA Securities represents and warrants to Unilabs Holdings as follows, and Unilabs Holdings has relied upon such representations and warranties in entering into this Agreement:

(a) Authority. BOA Securities has all requisite capacity, power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. All acts required to be taken by BOA Securities to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken. This Agreement has been duly executed and delivered by BOA Securities and constitutes BOA Securities' legal, valid and binding obligation, enforceable against BOA Securities in accordance with its terms.

(b) No Conflicts; Consents. The execution and delivery of this Agreement by BOA Securities does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Claim upon any of the properties or assets of BOA Securities under any provision of (i) its charter, by-laws or other governing documents, (ii) any contract, commitment, agreement or arrangement to which BOA Securities is a party or by which any of its respective properties or assets are bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation applicable to BOA Securities.

(c) The Shares. BOA Securities has good and valid title to the Shares to be sold by it hereunder, free and clear of any Claims. Upon delivery of the Shares to Unilabs Holdings on the Closing Date, and upon BOA Securities' receipt of the Purchase Price, good and valid title to the Shares will pass to Unilabs Holdings, free and clear of any Claims.

3. Release. (a) In consideration of the payment of the Purchase Price, the Costs and Fees Agreement, and of the mutual covenants contained herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

(i) BOA Securities hereby irrevocably and unconditionally waives, releases and forever discharges each of UniHolding Corporation, Unilabs Group Limited, Unilabs Holdings S.A., Edgard Zwirn, Enrico Gherardi, Alessandra van Gemerden, Tobias Fenster, Daniel Regolatti, Pierre-Alain Blum, and Bruno Adam (the "UniHolding Released Parties"), and any and all of their respective parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators, of and from any and all actions, causes of action, suits, debts, obligations, costs, expenses, dues, sums of money, damages, accounts, reckonings, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, whether direct or indirect, known or unknown, contingent or fixed, asserted or unasserted, suspected or unsuspected, discovered or undiscovered, arising in connection with the ownership of ULH stock, the Lawsuit, or any of the matters that were the subject of the Lawsuit, which BOA Securities or BOA Securities' heirs, executors, administrators, representatives, successors and assigns ever had, now has, or hereafter can, shall or may have or claim to have by reason of any cause or thing whatsoever, against any one or more of the UniHolding Released Parties and any and all of the UniHolding Released Parties' respective parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Agreement.

(ii) Each of the UniHolding Released Parties hereby irrevocably and unconditionally waives, releases and forever discharges BOA Securities (the "BOA Securities Released Party" and, together with the UniHolding Released Parties the "Released Parties"), and any and all of its parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators, of and from any and all actions, causes of action, suits, debts, obligations, costs, expenses, dues, sums of money, damages, accounts, reckonings, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, whether direct or indirect, known or unknown, contingent or fixed, asserted or unasserted, suspected or unsuspected, discovered or undiscovered, arising in connection with the ownership of ULH stock, the Lawsuit, or any of the matters that were the subject of the Lawsuit, which such UniHolding Released Party or its heirs, executors, administrators, representatives, successors and assigns ever had, now has, or hereafter can, shall or may have or claim to have by reason of any cause or thing whatsoever, against the BOA Securities Released Party and any and all of the BOA Securities Released Party's parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Agreement.

(b) Each of the Released Parties hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any person released by this Agreement with respect to any matter that is the subject of the release herein. Any Released Party breaching or violating this provision shall be liable for attorney's fees and any and all other expenses incurred by the non-breaching party by reason of such breach or violation.

(c) If BOA Securities recovers any monies as a result of any lawsuit or other proceedings commenced by any other person or entity against any of the UniHolding Released Parties, including by a settlement of any lawsuit or proceedings, arising out of any of the allegations or claims asserted by BOA Securities in the Lawsuit, BOA Securities agrees to pay to Unilabs Holdings or its successor all monies recovered in connection with such settlement, lawsuit or proceeding.

(d) Promptly upon the payment of the Purchase Price and the Expense Amount (as defined in the Costs and Fees Agreement), the transfer of the Shares in accordance with this Agreement, and the execution of this Agreement and the Costs and Fees Agreement, the parties hereto shall execute and file with the Delaware Chancery Court a Stipulation and Order in the form attached hereto as Schedule B, dismissing all of BOA Securities' claims in the Lawsuit with prejudice and without costs. The parties agree to use their best efforts to have the Stipulation and Order entered by the Delaware Chancery Court.

4. Miscellaneous. (a) If any provision of this Agreement is held invalid, illegal or unenforceable, the other provisions of this Agreement will remain valid and enforceable and in full force and effect. Any provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain valid and enforceable and in full force and effect to the extent not held invalid or unenforceable.

(b) Each of the parties hereto agrees to use reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable, insofar as such matters are within the control of any of them. In case at any time after the date hereof any further action is necessary or desirable to carry out the purposes of this Agreement or to ensure the proper delivery of the Shares, each of the parties shall take or cause to be taken all such necessary action, including the execution and delivery of such further instruments and documents, as may be reasonably requested by any party for such purposes or otherwise to complete or perfect the transactions contemplated hereby.

(c) This Agreement may not be changed except in a writing signed by the person against whose interest such change shall operate. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

(d) This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective predecessors, successors and assigns as well as all of the Released Parties.

(e) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f) This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(g) Each of the parties hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.

[The next pages are the signature pages.]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day and year first written above.

BANC OF AMERICA SECURITIES LLC By: Name: Title:
UNILABS HOLDINGS S.A. By: Name: Title:
Edgard Zwirn
Enrico Gherardi
Alessandra van Gemerden
Tobias Fenster
Daniel Regolatti
Pierre-Alain Blum
Bruno Adam

Exhibit 2

COSTS AND FEES AGREEMENT, dated as of February 21, 2001, between Unilabs Holdings S.A. ("Panama Holdings"), a corporation organized and existing under the laws of the British Virgin, and Banc of America Securities LLC ("BOA Securities"), a [Delaware] limited liability company.

WHEREAS, BOA Securities is the beneficial owner of 232,494 shares of voting common stock, par value $0.01 (the "Common Stock"), of ULH Corporation, f/k/a UniHolding Corporation, a Delaware corporation ("ULH "); and

WHEREAS, BOA Securities has commenced a lawsuit in the Court of Chancery for the State of Delaware entitled Grace Brothers, Ltd. and Banc of America Securities LLC v. UniHolding Corporation, Unilabs Group Limited, Unilabs Holdings SA, Edgard Zwirn, Enrico Gherardi, Alessandra van Gemerden, Tobias Fenster, Daniel Regolatti, Pierre-Alain Blum, and Bruno Adam, C.A. No. 17612-NC., against Unilabs Group Limited ("UGL"), ULH, and certain current and former affiliates, officers and directors of ULH (the "Lawsuit"); and

WHEREAS, pursuant to a Stock Purchase and Settlement Agreement, dated as of February 20, 2001 (the "Purchase and Settlement Agreement"), BOA Securities has agreed to sell to Panama Holdings, and Panama Holdings has agreed to purchase all 232,494 shares of Common Stock (the "Shares") owned or held by BOA Securities; and

WHEREAS, the parties wish to settle and terminate with prejudice all litigation, including the Lawsuit, and any other claims, known or unknown, among them or their affiliates, officers or directors, without admitting or denying any liability, as set forth in the Purchase and Settlement Agreement;

NOW, THEREFORE, the parties agree as follows:

    Promptly upon execution of this Agreement, Panama Holdings agrees to cause to be paid to BOA Securities $464,988 (the "Expense Amount") in cash by check or wire transfer to an account designated by BOA Securities to reimburse costs, fees, expenses or other amounts incurred or accrued by BOA Securities in connection with the Lawsuit or any of the transactions which were the subject of the Lawsuit.

    If any provision of this Agreement is held invalid, illegal or unenforceable, the other provisions of this Agreement will remain valid and enforceable and in full force and effect. Any provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain valid and enforceable and in full force and effect to the extent not held invalid or unenforceable.

    This Agreement may not be changed except in a writing signed by the person against whose interest such change shall operate. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

    This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective predecessors, successors and assigns as well as all of the Released Parties.

    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

    Each of the parties hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.

[The next pages are the signature pages.]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day and year first written above.

UNILABS HOLDINGS S.A. By: Name: Title:
BANC OF AMERICA SECURITIES LLC By: Name: Title: